SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2024

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on October 28, 2024, related to an offer in Argentina.

BUENOS AIRES, ARGENTINA – October 28, 2024 – Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria (the “Company”) (NASDAQ: CRESY, BYMA:CRES), reports that its Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Comision Nacional de Valores (“CNV”).

To make such decision, the Board of Directors has considered the economic and market situation, as well as the discount of the current share price in relation to the fair value of the assets, determined by independent appraisers, and its objective is to strengthen the shares in the market and to reduce the fluctuations in the listed value, that does not reflect the value or the economic reality of the assets, directly affecting the interests of the Company’s shareholders.

Consequently, the Board of Directors based on the aforementioned arguments, with the absence of objections from the Audit Committee and the favorable opinion of the Supervisory Committee and independent accountant, has arranged for the Company to acquire its own shares under the terms of Article 64 of the Law Nº 26,831 and the CNV Regulations. In line with this, the Board of Directors has established the following terms and conditions for the acquisition of own shares issued by the Company:

(i)
Maximum amount of the investment: Up to ARS 6,500,000,000.
(ii)
Maximum number of shares to be acquired: Up to 10% of the capital stock of the Company, as established by the applicable laws and regulations.
(iii)
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.
(iv)
Payable Price: Up to USD 12.00 per ADS and up to a maximum value in Pesos of ARS 1.500,00 per Share.
(v)
Period in which the acquisitions will take place: until 180 days, beginning the day following to the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange ("BCBA"), by account and order of Bolsas y Mercados Argentinos SA ("BYMA") in accordance with the delegation of powers established in Resolution No. 18,629 of the CNV, subject to any renewal or extension of the term, which will be reported to the investing public.
(vi)
Origin of the Funds: The acquisitions will be made with realized and liquid earnings pending of distribution of the Company and/or freely available reserves and/or facultative reserves. The Company has the liquidity to make the acquisitions without affecting its solvency as follows from the annual financial statements of the Company as of June 30, 2024.
(vii)
Outstanding Shares: For informational purposes, it is reported that as of June 30, 2024, the Company had issued 596,355,320 ordinary shares with ARS 1,00 nominal value, with the right to one vote per share bringing the total share capital to ARS 596,355,320. As a result of warrants exercised between September 17 and 25, 2024, an additional 2,283,822 ordinary shares with ARS 1,00 nominal value were issued, bringing the total number of issued shares to 598,639,142 with a total share capital of ARS 598,639,142, remaining 84,261,280 warrants unexercised, as approved by the Board of Directors on October 22, 2024, for subsequent filing with the National Securities Commission and registration with the General Inspection of Justice.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
October 28, 2024